Exhibit 96

Report on the Titan 1 and Titan 2 Properties

Same Area, Kilimanjaro Region, Tanzania

East Africa

Prepared For:

China Dongsheng International Inc.

(OTC Markets CDSG)

4005 West Reno Ave, Suite F,

Las Vegas, Nevada 89118

United States of America

Prepared By: P.Geo C. Alford

(Qualified Person)

Date: April 20th, 2023

Report on the Titan 1 and Titan 2, Same Area Kilimanjaro Region Tanzania April 2023

1

Table of Contents

1.	SUMMARY	4

2.	INTRODUCTION	5

3.	RELIANCE ON OTHER EXPERTS	5

4.	PROPERTY DESCRIPTION AND LOCATION	5

5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND TOPOGRAPHY	7

6.	HISTORY	9

7.	GEOLOGICAL SETTING AND MINERALIZATION	10

	7.1 Regional Geology of the Area	10

	7.2 Local Property Geology	11

	7.3 Mineralization	11

8.	DEPOSIT TYPES	12

9.	EXPLORATION – GEOCHEMICAL SAMPLING	13

10.	DRILLING	15

11.	SAMPLE PREPARATION, ANALYSES AND SECURITY	16

12.	DATA VERIFICATION	16

13.	MINERAL PROCESSING AND METALLURGICAL TESTING	16

14.	MINERAL RESOURCE ESTIMATES	16

23.	ADJACENT PROPERTIES	16

24.	OTHER RELEVANT DATA AND INFORMATION	16

25.	INTERPRETATIONS AND CONCLUSIONS	17

26.	RECOMMENDATIONS	17

27.	REFERENCES	18

2

LIST OF FIGURES

1.	Location of Property in Tanzania	6
2.	Titan 1 Dry Lake	8
3.	Titan 2 Dry Lake	9
4.	East African Rift Zone	10
5.	Lithium Rich Continental Brines USGS Model	12
6.	Titan 1 Sample Locations and Results	14
7.	Titan 2 Sample Locations and Results	15

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1. SUMMARY

This report was requested by China Dongsheng International Inc.’s Chairman Harpreet Sangha to address the regulatory requirement, provide an exploration program and assist in financing.

The Properties are located in Northern Tanzania approximately 25 to 30 kilometers West of the town of Same (Titan 1) and approximately 20 kilometres to the Northeast of Landanai (Titan 2) and comprises of two Prospecting Licenses: PL22468/2022 (Titan 1) and PL 23071/2023 (Titan 2) of approximately 298 km2 and 53 km2 respectively, and are owned and held in the name of Kilimanjaro Lithium Inc. On February 27, 2023, Titan entered in an Option Agreement with Kilimanjaro Lithium Inc.

Topography in the area is moderate with flat basins represented by dry lake flats. The area of the Properties is a hot equatorial climate. Tanzania has recently become a major mining area of Africa since the late 20th century. There is no known exploration or history of the area for lithium.

The geology of the surrounding mountains is mainly metasedimentary rocks of the eastern part of the

Usagaran Belt which was mobilized by the Neoproterozoic Pan African Orogeny forming the Mozambique Belt. To the north is the recent volcanic activity of the Mount Kilimanjaro area associates with the eastern arm of the East African Rift system.

Both Properties are singularly basins that have been local “traps” and the playa sediments host the erosion debris from the surrounding areas. The Properties are entirely covered by alluvium with no outcrops.

Lithium mineralization with values consistently above 3000 ppm has been identified on the both Properties. The Titan 1 valley, 40kms long and 15 km wide had 94 soil samples taken, while the Titan 2 valley, 6km long and 4 km wide had 22 samples taken; 22 (from Titan 1) and 4 (from Titan 2) have lithium values in excess of 0.30%, (and an additional 3 (Titan 2) and 17 (Titan 1) had values in excess of 0.10% Li) with the highs value at Titan 1 of 2.24% lithium and 0.92% lithium at Titan 2.

Lithium is known to occur in potentially economic concentrations in three types of deposits: pegmatites, continental brines, and clays. Lithium clays, are associated with weathered volcanic deposits, which is the environment of these properties.

Exploration done by Titan, consists of sampling the dry lake areas, two felsic volcanic rock samples taken “uphill” returned 1.76 % Lithium and 0.07% lithium. A Geochem soil sampling Exploration program was undertaken on 1 km sample spacing, North- south lines, approximately 1-2 km apart to cover the both dry lakes. Both dry lakes showed anomalous lithium values in the dry lake sediments.

Samples were collected by personnel under the supervision of a qualified geologist. To date, work completed on the Properties has identified that lithium values are in the sediments in these dry lakes that was not previously revealed. The property fits all the criteria for the formation of an economic lithium prospect which needs to be further investigated.

A Phase I program of $170,000 is recommended with a dependent Phase II program of $1,140,000 for deeper drilling and downhole follow up, for a total of $1,310,000 exploration expenditure to evaluate the property’s potential. An additional budget to establish operations in Tanzania of $400,000 is recommended.

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2.        INTRODUCTION

This report was requested by China Dongsheng International Inc. Chairman Harpreet Sangha to address the regulatory requirement of Titan, provide an exploration program and assist in financing of the proposed exploration and development programs at the Properties.

This “technical report” is based on area exploration, and technical information published by the United Republic of Tanzania and by the results of the initial exploration program completed by principal, Lawrence Stephenson, of Kilimanjaro Lithium, the optionee of the Properties (Titan 1 and Titan 2). The author has acquired data from sources that he believes in his professional opinion to be reliable with respect to the geology and location of mineralization. In preparing this report the author relied on his observations in the field, and knowledge of Tanzania and its geology, information and other relevant reports, papers and data in the public domain. The author also reviewed the option agreement between Kilimanjaro Lithium and Titan. All documents relied upon in the preparation of this report are listed in Section 27 hereof.

The author visited the Properties on February 6th and 7th, 2023. The investigations conducted on the Properties consisted of approximately 4-6 hours on each property as well as hours checking the local geology and its surrounding areas.

3.        RELIANCE ON OTHER EXPERTS

For the purposes of this report, the author has relied on ownership information retrieved from the Tanzania Mining Cadastre Portal system that is accessible by the general public. The author is wholly responsible for the accuracy of the ownership information, which is referenced in Section 6 of this technical report.

4.        PROPERTY DESCRIPTION AND LOCATION

The Properties are located in Northern Tanzania (see Figure 1) West of the town of Same (Titan 1) and Northeast of Landanai and comprises of two Prospecting Licenses: PL22468/2022 (Titan 1) and PL 23071/2023 (Titan 2) representing an aggregate area of land covering approximately 298 km2 and 53 km2 respectively, and are owned and held in the name of Kilimanjaro Lithium Inc. which are now under option to Titan.

The Titan 1 Property is situated to the west of Tanzanian Highway B1 in eastern Tanzania, approximately 30 kilometres Southwest of the town of Same, Same District, Kilimanjaro Region. The Titan 2 Property is situated approximately 30 kilometres Northeast of the town of Landanai, Simanjiro District Manyara Region (Figure 1). A central point in the properties is located coordinates Latitude 4o 16’ 0” S and Longitude 37o 33’ 30.0” E (Titan 1) and Latitude 30 56’ 30” S and Longitude 30 16’ 20” E (Titan 2).

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Oloitokitok
Tsavo West National Park
Tsavo
Tinga Tinga
Mount Kilimanjaro National Park
Kijiji Cha Letto
Maryani
Kyeeri
Shimbi Mashariki
Arusha National Park
Nshara
Marangu
Monduli
Kivulul
Boma Ng'ombe
Moshi
Arusha
Usa River
Taveta
Maktau
Wundanyi
Mbuyuni
Kahe
Mwatate
Msitu Wa Mbogo
Mawala
Lumo Community Wildlife Conservancy
Makuyuni
Mwanga
Usangi
Untitled Placemark
LS 2
LS 4
LS 1
LS 5
Lolkisale
OS 2
OS 3
OS 1
Komolo
LB 12
Titan 2
Loiborsoit
Terat
LB 16
Main rd N end
LB 8
LB 7
E path mid
Village
E path w mid
Junction
Same
Katunene
Near School
Titan 1
MN 1
MN2
MN 3
N end of PL E
Mkomazi
N end of PL
SSS 8
Naberera
Ferefere
MW 63
MW 15
MO 1
0.20
MW 58
MW 36
Loibor Serrit
0.42
Namalulu
MW 53
0.23
Ndungu
MW 18
Image Landsat / Copernicus
Kivingo
Orkesumet
MS 4
MS 1
MS 2
MS 3
Google Earth

Figure 1

On February 27, 2023, Titan entered into an Option Agreement with Kilimanjaro Lithium Inc. (the "Option Agreement"). Pursuant to the terms of the Option Agreement, Titan can acquire up to a 100% interest in the Property as follows:

(a)	Titan shall acquire an 80% interest in the Property upon:

(1)	the payment of US$350,000 in cash to Lawrence Stephenson;

(2)	the issuance of 133,000,000 common shares in the capital of Titan (each, a "Common Share") at a deemed price per Common Share of CDN$0.03 on or before March 31, 2023;

(3)	incurring all exploration and development expenses.

(b)	Titan may acquire an additional 20% interest in the Property for further payments to Lawrence Stephenson in cash CDN$1,000,000 for each additional 5% interest in the Property for up to CDN$4,000,000. Production from the projects are subject to a 3% Net Smelter Return (“NSR”) in the Properties payable to Lawrence Stephenson, however, the purchaser holds the exclusive right to purchase up to 2% of the NSR for $1,000,000 per 1%, for an aggregate of up to $2,000,000.

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A Prospecting License (PL) in Tanzania grants exclusive exploration rights over the area of the PL for a period of four (4) years with annual renewal fees due on the anniversary of the granting of the PL.

Surface rights are not part of a PL and agreement should be made with the lawful occupiers of land.

Surface rights in respect of the Properties are currently held by the local Masai and other Tanzanians. Titan has not commenced negotiations with the surface right owners. There are no known environmental liabilities to which the Properties are subject.

All exploration is permitted by the PL Grant up to and including Bulk Testing. A Mining License will require a comprehensive report and Environmental Study. No additional permits will be required to complete the proposed exploration program.

The author is unaware of any other material factors and risks that may affect access, title, or the right or ability to perform work on the Property.

5. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND TOPOGRAPHY

The Titan 1 Property is accessed from the Tanzanian Highway B1, by gravel roads to the north end and middle of the property. The PL claims are approximately 25 and 30 kilometers, respectively, southwest and east, respectively from Same and Mayanra (Figure 1). The author had no difficulty accessing the area of the Property with a 4-wheel drive truck.

The Titan 2 Property is accessed from the town of Landanai which is on the recently upgraded Meremani – Simanjiro gravel highway, by approximately 20 kilometres of bush roads to the Northeast of the town (Figure 1). The author had no difficulty accessing the area of the Property with a 4-wheel drive truck.

Topography in the area is generally moderate with flat basins represented by dry lake flats at approximately 625 metres (Titan 1) and 940 meters (Titan 2,) elevation, rising to over 2000 metres east of the projects (South Pare Mountains) to over 1500 metres to the west (the “Landanai” Mountains). The Titan 2 project is approximately 50 kilometres northwest of Titan 1 and the intermediate area rises to over 1000 metres elevation. The land is an open scrub equatorial desert and a flat-bottomed dry lake basin dominates the Titan 1 area which contains sparse vegetation in areas, while the Titan 2 area is dominated by a “recent” dry lake. Most of the Titan 1 property is a dry lake with little vegetation containing areas of intermittent “streams” during the sporadic rainy season (Figure 2) while the Titan 2 property is a dry lake without any vegetation (Figure 3).

The climate of area of the Properties is a within an equatorial region of hot weather, with average high temperatures around 20-35° C. Precipitation in this area is low, generally less than 10 mm per year.

In Tanzania, mining is a major part of the economy and mining and exploration personnel are available.

The area of the Property is sufficient in terms of area and topographic relief for a processing plant site. The area lies adjacent to a major highway, power lines, and regional towns that service the mining industry. Year-round exploration is possible.

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Figure 2 Titan 1

8

Figure 3 Titan 2 (from left to right, Driver Joseph Stansilaus; Lawrence Stephenson; Author- C Alford)

6.        HISTORY

Tanzania has recently become a major mining area of Africa since the late 20th century. It has become one of the major gold producers of Africa with major operations by Anglo Ashanti and Barrick. Tanzania has active Lithium exploration, which is mainly concentrated on Lithium bearing pegmatites located in the Dodoma region of central eastern Tanzania. With the expansion of the lithium market in recent years, there has been an increase of interest in assessing the lithium potential of any potentially viable source of the mineral.

There is no known exploration or history of the area of the property for lithium exploration or exploitation. There are no known previous ownership of the property.

Mineral exploration within the general area has been focused on precious gems (tanzanite) and industrial minerals in the surrounding areas. Tanzanite is mined to the north west (50 km) and Gypsum is mined from the sedimentary horizons to the east of Titan 1 (approximately 10 km east).

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7.        GEOLOGICAL SETTING AND MINERALIZATION

7.1 Regional Geology of the Area

The geology of the surrounding mountains is mainly metasedimentary rocks of the eastern part of the Usagaran Belt which was mobilized by the Neoproterozoic Pan African Orogeny forming the Mozambique Belt. To the north is the recent volcanic activity of the Mount Kilimanjaro area associates with the eastern arm of the East African Rift system.

The Pangani Rift, which is part of the large East African Rift system, extends south from Mount Kilimanjaro through the Island of Zanzibar into the Indian Ocean along the east coast of southern Africa. The Titan 1 property is located within this rift zone (Figure 4)

River Nile
Red Sea
Gulf of Aden
Ethiopean Rift
Afar Triangle
Ethiopia
Sudan
Ethiopian Dome
Lake Turkana
Lake Albert
Uganda
Gergory Rift
Kenya
Kenyan - Tanzanian Dome
Lake Kivu
Kilimanjaro
Rwanda
Lake Tanganyika
Burundi
Lake Victoria
Indian Ocean
River Congo
Pangani Rift
Albertine Rift
D.R.C
Tanzania
Comoros Islands
Lake Malawi
Malawi
Mozambique
River Zambezi

Figure 4

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Volcanism associated with Mount Kilimanjaro is recent, mainly occurring within the last 3 million years. These intercontinental volcanoes are often peralkaline in nature which has been connected to the generation of and concentration of Lithium resources. Active volcanism occurs in the region, with the last eruption associated with Kilimanjaro occurring approximately 350,000 years ago and Oldoinyo Lengai, located 200 km to the Northwest, is presently an active volcano with the last eruption in 2019. Volcanism of Oldoinyo Lengai is associated with natrocarbonatites and silicate lavas and associated ash falls. These natrocarbonatites are associated with high Lithium Content (up to 294 ppm) and with the Lithium mica – taeniolite.

The Pangani Rift would have been an excellent catchment area for the region’s volcanic ash and flows and the one of the main drainage conduits in the Mount Kilimanjaro region.

The area around Titan 2 is at a higher elevation and closer to the forementioned volcanism. Although not on any fully recognized rift system, the Titan 2 area would have been an important internal drainage area for all the ash fall from the regional volcanism.

7.2 Local Property Geology

Both Properties are singularly basins that have been local “traps” for all the erosion debris from the surrounding areas.

Titan 1 covers a main flat playa basin within the Northwest-Southeast striking Pangani Rift which presently has drainage which flows to the Indian Ocean from the Mount Kilimanjario region. In the past drainage was more likely restricted to the south by mountains. Titan 2 has no out drainage so it likely has always been an internal drainage basin.

Until the recent sampling efforts completed by Lawrence Stephenson discovered lithium in the regional there has been no reported lithium in the deposited volcano-sedimentary units derived from the adjacent tertiary volcanics of the East African Rift volcanism with Tanzania.

There are no outcrops located in the basin or on the Property. The playa sediments conform to the expected sediments that are the weathered detritus of the region. The Properties are entirely covered by alluvium related to the adjacent hills and drainages. The main playa areas are flat and consist of fine silt size sediments. Some boulders are present around the edge of the playa reflect the geology of the surrounding mountains.

There is no other information on these basins, however, both conform to a dry restrictive basin model that would be conducive to the development of brines and sediments that could contain lithium.

7.3 Mineralization

Lithium mineralization has been identified on the both Properties in the dry lake sediments and a siliceous volcanic rock “float” located up drainage from Titan 1 assayed 1.72% lithium.

Analysis of the dry lake sediments has been indicated values consistently above 2,000 ppm in contiguous 1,000 metre separated samples with the high value at Titan 1 being 2.24% lithium (22,400 ppm) and 0.92% lithium (9,200 ppm) at Titan 2.

The Titan 1 valley that is 40kms long and 15 km wide and of the 74 soil samples taken only from the only 10 have had no detectable lithium; 12 samples have had 0.01% to 0.09% lithium; 17 samples have had between 0.10% to 0.30% Lithium and 22 have had lithium values in excess of 0.30% lithium (including 8 samples above 0.70% lithium) [the remaining 14 samples are pending as of this report].

At Titan 2, the valley is 6km long and 4 km wide and of the 22 samples taken; 3 samples had no detectable Lithium; 2 sample(s) had 0.01% to 0.09% lithium; 3 sample(s) had between 0.10% to 0.30% Lithium and 4 had lithium values in excess of 0.30% lithium. [the remaining 10 samples are pending as of this report].

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8.        DEPOSIT TYPES

Lithium is known to occur in potentially economic concentrations in three types of deposits: pegmatites, continental brines, and clays. Currently and on a global scale, the continental brines are the most important of these resources (Gruber et al., 2012). Lithium pegmatites are coarse-grained igneous rocks that concentrate lithium at a late stage in cooling alkaline magmas. They range from simple to complex in terms of mineralogy, structure and provenance. The primary mined lithium mineral is spodumene because of its high Li content and abundance in Li-pegmatites. The most prominent examples are the simple spodumene pegmatites near Kings Mountain, North Carolina, US (inactive) and complex spodumene pegmatites at Bernic Lake, Manitoba, (inactive) Canada and Greenbushes, Australia. Other minable pegmatite-sourced Li-minerals include petalite, amblygonite and lepidolite.

Lithium clays, primarily hectorite and polylithionate, are associated with weathered volcanic deposits such as Western Lithium Corporation’s Kings Valley deposit in northwest Nevada, US, American Lithium’s Thacker Pass deposit and Bacanora Minerals’ La Ventana deposit in Sonora, Mexico. Lithium extraction from clays typically requires a leaching process and recoveries and >90% recovery has been reported from the TLC Lithium-in-Clay deposit near Tonopah Nevada.

Continental brines are the primary source of lithium products worldwide. Bradley, et al. (2013) noted that “all producing lithium brine deposits share a number of first-order characteristics: (1) arid climate; (2) closed basin containing a playa or salar; (3) tectonically driven subsidence; (4) associated igneous or geothermal activity; (5) suitable lithium source-rocks; (6) one or more adequate aquifers; and (7) sufficient time to concentrate a brine (Figure 5)” The Li atom does not readily form evaporite minerals, remains in solution and concentrates to high levels, reaching 4,000 ppm at Salar de Atacama, Chile (Bradley et al. 2013). Large deposits are mined in the Salar de Atacama, Chile (SQM and Albemarle), Salar de Hombre Muerto, Argentina (FMC) and Clayton Valley, Nevada (Albemarle), the only North American producer.

POTENTIAL SOURCES OF LITHIUM IN BRINE
1. Older bedrock
2. Primary magmatic-hydrothermal fluids
3. Volcanic ash
4. Loess
5. Exhumed basin deposits (recycled Li)
6. Groundwater leaks in from adjacent basin
lithium in airfall tuffs from nearby volcano
lithium delivered in windblown dust
lithium weathered from older rocks
lithium delivered in solution from connected basin
evaporative concentration of lithium
lithium sequestered around hot springs in clays
SALAR WITH LITHIUM BRINE
evaporation ponds
pre-concentrated lithium from exhumed basinal strata
convecting basinal brines
lithium delivered in magmatic fluids
magma or advected hot rocks at depth
Neogene volcano
Salar
Proximal alluvial fan
Other modern basin fill
Older basin fill, now exhumed
Bedrock, undifferentiated
LITHIUM SOURCES, PATHWAYS, AND SINKS
MECHANISMS FOR CONCENTRATING LITHIUM IN BRINES:
1. Evaporation
2. Hydrothermal fluids react with aquifer and liberate Li
MECHANISMS FOR REMOVING LITHIUM FROM BRINE POOL:
1. Brine spills out of basin
2. Brine leaks out from bottom of basin
3. Li minerals crystallize from saturated brine
4. Li clays crystallize from hydrothermal fluids
5. Li brines trapped in fluid inclusions in halite
Figure 5
Lithium Rich Continental Brines
USGS Formation Model
Elmira Capital Inc.
Drawn by: L Stephenson
September , 2016
Scale virtual model

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9.        EXPLORATION

Exploration done by Titan, to date, on the Properties, consists of sampling the dry lake areas, reviewing the various geological reports and maps of the surrounding area and region. The Company is currently in the process of acquiring geophysical data associated with a petroleum investigation of the Pangani Rift to analyse it with respect to the Property. The Company has reviewed the magnetic data for the areas of the dry lakes.

9.1 Geochemical Sampling and Survey

On a regional trip in late 2022, Mr. Stephenson collected two rock samples taken “uphill” from the Titan 1 PL. They were identified visible and chemically as being felsic volcanic and returned 1.76 % Lithium and 0.07% lithium. Subsequently, a defined exploration trip was undertaken in which 5 soil samples were taken in the dry lake bed and adjacent area; 3 samples assayed 0.16% 0.11% and 0.05% lithium while the adjacent samples, one located on the upslope of the drainage into the Playa and one located at a local magnesite pit assayed 0.20% and nil respectively.

With these encouraging, Stephenson then initiated a local widely spaced Geochem soil sampling program on two - 1 kilometre sample spacing (GPS locating) North- south lines, approximately 2 km apart of the whole “playa” contained in the PL (PL22468/2022). A total of 20 samples taken from the area of that PL and three samples (out of 5 samples taken) from an adjacent (50 km northwest) “playa” (Titan 2) were analyzed by African Mineral and Geoscience Centre’s Laboratories (Seamic) in Dar es Salaam.

An additional Grid Geochem sampling of the Playa was initiate by Titan over the two PLs and over 71 samples were taken to cover the both dry lakes. Samples were taken at a minimum of 10 cm depth, visual observations were recorded and the samples were placed in a cloth soil sample bag, marked and the position recorded on GPS coordinates. Samples were then sealed in cloth bags (plastic bags are banned in Tanzania) and transported to Seamic for analysis. Sample results for Lithium are plotted on Figure 6 (Titan 1) and Figure 7 (Titan 2).

In general, any value over 50 ppm lithium (0.005% Li) could be considered anomalous. A 100-ppm (0.01% Li) cut off was used define the results and a 1000 ppm (0.10% Li) and 3000 ppm (0.30% LI) threshold was established to define the higher anomalies. Both dry lakes showed anomalous lithium values in the dry lake sediments. The consistent association of lithium values with the flat lowest part of the playa confirms that the sediments and any potential brines are carrying lithium.

The Geochem survey confirms the presence of widespread lithium within the basin.

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MW 63 0
MW 25 0.77
MW 26 R 0.16
MW 24 0.29
MW 27 0
MW 64
MW 62
MW 23 0.62
MW 61
MW 28 0.27
SSS 6
MW 22 0.22
MW 29 0.03
MW 60 0
MW 12 1.30
MW 59 0.56
MW 12 25W
MW 14 0.67
MW 11 0.06
MW 58 0
MW 15 0
MW 16 0.30
MW 10 0.16
MW 57 0.83
MW 17 0.47
MW 33
MW 9 0.13
MW 56 0
MW 34
MW 18 0.81
MW 8 0.13
MW 55
MW 35 0.31
MW 7 0.05
MW 54 0
MW 36 0.42
MW 6 0.01
MW 67 0.9
MW 53 0.23
MW 37 0.52
MW 5 0.07
MW 66 0.09
MW 52 0.01
MW 38 0.24
MW 4 0.72
MW 65 0.01
MW 51 0.53
MW 39 1.18
MW 3 0
MW 50 2.24
MW 19 0.20
MW 2 0
MW 40 0.15
MW 20 0.01
MW 49 0.91
MW 1 0.38
MW 41 0.23
MW 48
ROAD 1
MO 2 0.16
MO 4 0.06
MW 47
MW 44
MW 46 0.13
MW 45
Image © 2023 CNES
Image © 2023 Maxar Technologies
Google Earth
0 kilometres 3

Legend

Pins: Red > +0.25% Lithium Orange > +0.10% lithium Green > +0.04% Lithium Olive >+0.01% Lithium

Black No lithium

Figure 6

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LB 12 0.81
LB 13 .12
LB 14 0
LB 11 0.09
LB 19
LB 15 0.51
LB 10
LB 20
LB 18
LB 9 0.29
LB 21
LB 16 0.91
LB 17
LB 1 0.08
LB 2 0
LB 6
LB 22
LB 3 0.18
LB 7
LB 8 0
LB 4
LB5 0.92
Google Earth

Legend

Pins: Red > +0.25% Lithium Orange > +0.10% lithium Green > +0.01% Lithium Olive >+0.01% Lithium
Black No lithium

0 kilometres 3

Figure 7

10. DRILLING

No drilling has been completed to date on the Property.

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11. SAMPLE PREPARATION, ANALYSES AND SECURITY

Samples were collected by personnel under the direct on-site supervision of a experienced geologist (Mr. Stephenson has a B.Sc in geology, and is a retired P.Eng).The samples were removed from the dry lakes in a systematic and grid pattern located by GPS co-ordinates below any organic horizons (A horizon) from a depth of 15 -25 cm (B Horizon). The samples were then placed in cloth soil sample bag and transported to the Seamic Laboratory (an ISO 9001 SGS Approved laboratory) in Dar es Salaam. A sample tag was included in the bag identifying the sample number, the bag was numbered and that number was recorded with the GPS station.

The soil samples were first dried at 60C until completely dry, sieved to -80 mesh and then submitted to an Aqua Regia digestion. After preparation the sample completed an XRF analysis for multiple elements including lithium oxide and lithium.

All sampling was conducted and transported to the lab under the supervision of Mr. Stephenson.

12. DATA VERIFICATION

All data for the Property, for the geological mapping, soil geochem and sampling has been completed and supervised by qualified geologists and technicians.

Analytical results were provided by an independent and ISO 9001 Certified laboratory.

As this is the initial work on the property, it is expected that the recommended exploration program will expand the data base for the region.

13. MINERAL PROCESSING AND METALLURGICAL TESTING

No metallurgical testing has been completed.

14. MINERAL RESOURCE ESTIMATES

No mineral resource estimate has been made for the potential playa described in this report.

Items 15 to 22 are not applicable to this report.

23. ADJACENT PROPERTIES

No adjacent properties are cited in the report.

24. OTHER RELEVANT DATA AND INFORMATION

There is no other relevant data or information.

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25. INTERPRETATIONS AND CONCLUSIONS

To date, work completed on the Properties has identified that lithium values are in the sediments as found in the geochemical soil sampling survey, reported above. The large extent of potential lithium source rocks, from the volcanism associated with the East Africa Rift, makes the playa covered in this Property attractive lithium prospect.

The exploration to date has discovery the presence of lithium in these dry lakes that was not previously revealed. The values of the lithium soils recovered to date is some of the highest seen by this author in the literature and his experience has confirmed the potential of containing lithium in appreciable quantities.

The property fits all the criteria for the formation of an economic lithium prospect which needs to be further investigated. The author concludes that the Property, the subject of this report, merits further exploration.

26. RECOMMENDATIONS

It is recommended that the potential of the area of the Properties be delineated by deeper geochemical sampling, geophysics and auger drilling. A Phase I program of $170,000 is recommended with a dependent Phase II program of $1,140,000 for deeper drilling and downhole follow up, for a total of $1,310,000 exploration expenditure to evaluate the property’s potential. An additional budget to establish operations in Tanzania of $400,000. Given the results to date Phase II is proposed to follow immediately on completion of Phase I.

Phase I (All US$) Budget

Additional Regional soil Sampling on the PL	$75,000
Detailed sampling around select sites	$15,000
Excavator Sampling	$25,000
Casual Labour, Accommodations, food,	$30,000
Incidentals (sample bags, shovels etc.)
Onsite supervision reporting etc .	$35,000
TOTAL PHASE I	$ 170,000

Phase II (All US$) Budget

Gravity Survey	US $ 65,000
IP survey	US $ 35,000
Magnetics survey	US $ 20,000
Onsite supervision reporting etc.	US $ 35,000
Drilling 2000 m	US $700,000
Onsite supervision reporting etc.	US $ 50,000
Independent Geologists	US $ 45,000
PL fees and other governmental fees	US $ 70,000
CONTINGENCY	US $120,000
TOTAL PHASE II	$1,140,000

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Overhead, Office

1.	Staff, Vehicles, Accommodations, supervision etc.	$100,000
2.	Field costs, including food, fuel, supplies, casual labour, repairs etc.	$75,000
3.	Travel, reporting Government meetings Promotion	$200,000
4.	Contingency	$25,000
TOTAL OFFICE ET AL		$400,000

GRAND TOTAL OF EXPLORATION AND DEVELOPMENT PROGRAM US$1,710,000

27.        REFERENCES

Ralf Halama, William F. McDonough, Roberta L. Rudnick, Jörg Keller, Jurgis Klaudius,

The Li isotopic composition of Oldoinyo Lengai: Nature of the mantle sources and lack of isotopic fractionation during carbonatite petrogenesis,

Earth and Planetary Science Letters, Volume 254, Issues 1–2, 2007, Pages 77-89,

Geological Survey of Tanzania

Geological Map Special Sheet (QDS 45,56,57) Kilimanjaro – Moshi

Geological Map QDS 72 Arusha – Chini

Geological Map QDS 73 North Pare

Geological Map QDS 89 Same

Geological Map QDS 88 Ngasumet

U.S. Department of the Interior U.S. Geological Survey, Reston, Virginia:

2013 A Preliminary Deposit Model for Lithium Brines

By Dwight Bradley, LeeAnn Munk, Hillary Jochens, Scott Hynek, and Keith Labay

Open-File Report 2013–1006

Zaitsev, N. Keller, Jorg

Mineralogical and chemical transformation of Oldoinyo Lengai natrocarbonatites, Tanzania Lithos, Volume 91, Issues 1–4, 2006, Pages 191-207,

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